

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2020

Nelson Chai
Chief Financial Officer
Uber Technologies, Inc
1455 Market Street, 4th Floor
San Francisco, California 94103

> **Re: Uber Technologies, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 1-38902**

Dear Mr. Chai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Legal Proceedings
Australia Class Action, page 44

1. Please tell us your consideration of disclosing the relief sought in the class action matter filed in May 2019.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Key Metrics and Non-GAAP Financial Measures, page 51

2. We note your discussion and presentation of non-GAAP financial measures precede your discussion and presentation of your results of operations on a GAAP basis. Please tell us your consideration of Question 102.10 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

<u>Results of Operations, page 55</u>

3. Please revise your disclosures in future filings to quantify factors primarily responsible for changes pursuant to Item 303 of Regulation S-K. When a change is attributable to more than one factor, please quantify each material component. For example, you state certain increases such as sales and marketing expenses were "primarily" attributed to an increase in consumer discounts, rider facing loyalty expense, promotions, credits and refunds, stock-based compensation and employee headcount costs. Refer to SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Donna Di Silvio at (202) 551-3202 or Bill Thompson at (202) 551-3344 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Keir Gumbs